Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

November 19, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Barberena-Meissner

Re:	DD3 Acquisition Corp. II Draft Registration Statement on Form S-1 Submitted October 21, 2020 CIK No. 0001828957

Dear Ms. Barberena-Meissner:

On behalf of DD3 Acquisition Corp. II (the “Company”), we are hereby responding to the letter, dated November 17, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on October 21, 2020 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, are included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form S-1

The Offering, page 8

1.	You disclose that if a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of your initial business combination, warrant holders may exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. Please disclose this “specified period.”

Response: The Company has revised its disclosure on pages 9 and 94 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

November 19, 2020

Risk Factors

If we are unable to consummate a business combination, our public stockholders may be forced to wait more than 24 months, page 18

2.	We note that your amended and restated certificate of incorporation will provide that you will have only 24 months from the closing of this offering to complete an initial business combination. We further note disclosure at page 61 which states that your sponsor, initial stockholders, officers and directors have agreed that they will not propose any amendment to your amended and restated certificate of incorporation (A) to modify the substance or timing of your obligations with respect to conversion rights as described in this prospectus or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless you provide your public stockholders with the opportunity to convert their public shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account. Please clarify this risk factor to disclose that you may extend your time period to complete an initial business combination beyond 24 months from the closing of this offering.

Response: The Company has revised its disclosure on page 21 of the Registration Statement in response to the Staff’s comment.

After our initial business combination, it is likely that a majority of our directors and officers will live outside of the United States, page 37

3.	You disclose here that after your initial business combination, it is likely that a majority of your directors and officers will reside outside of the United States. However, it appears that your officers and directors currently outside the United States. Insofar as this is the case, please revise this risk factor accordingly.

Response: The Company has revised its disclosure on page 43 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 39

4.	We note your disclosure at page 99 that you will pay EarlyBirdCapital a cash fee for advisor services upon the consummation of your initial business combination in an amount up to “3.5% of the gross proceeds of this offering (exclusive of any applicable finders’ fees which might become payable).” If applicable, please revise your use of proceeds table to include the 3.5% fee payable to EarlyBirdCapital as part of the funds held in the trust account. Also revise to disclose the finders’ fees that you may be obligated to pay certain parties who assist you in completing your initial business combination.

United States Securities and Exchange Commission

Division of Corporation Finance

November 19, 2020

Response: The Company has revised its disclosure on page 45 of the Registration Statement in response to the Staff’s comment.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	DD3 Acquisition Corp. II Alan I. Annex, Esq.